UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               Amendment No. 4 to
                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Protection One, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   74 3663 304
                                 (CUSIP Number)

                                 Rita A. Sharpe
                                   President
                              Westar Capital, Inc.
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-8020

                                    copy to:

                               Richard D. Terrill
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-6322

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                June 23, 1998

             (Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

<page1>

                               Amendment No. 4 to
                                  SCHEDULE 13D


CUSIP NO.  74 3663 304
----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Westar Capital, Inc.                48-1092416

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) |_|
                                                                       (B) |X|

3    SEC USE ONLY


4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Kansas

                    7    SOLE VOTING POWER

                           0
    NUMBER OF
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            111,390,694
       EACH
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON
       WITH              0

                   10    SHARED DISPOSITIVE POWER

                         111,390,694

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         111,390,694

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         84.73%

14   TYPE OF REPORTING PERSON

               CO

page2

                               Amendment No. 4 to
                                  SCHEDULE 13D


CUSIP NO.  74 3663 304
----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Western Resources, Inc.            48-0290150

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) |_|
                                                                       (B) |X|
3    SEC USE ONLY


4    SOURCE OF FUNDS

     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                        |_|
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Kansas

                    7     SOLE VOTING POWER

                          0
    NUMBER OF
      SHARES        8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             111,390,694
       EACH
    REPORTING       9     SOLE DISPOSITIVE POWER
      PERSON
       WITH               0

                   10     SHARED DISPOSITIVE POWER

                          111,390,694


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          111,390,694

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        84.73%

14   TYPE OF REPORTING PERSON

               CO



<page3>
     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Westar Capital, Inc., a Kansas corporation (the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed by the Reporting Person on November 24, 1997, (the "Statement"), with respect to the Voting Common Stock, par value $.01 per share (the "Shares") of Protection One, Inc. (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.


Item 1.           Security and Issuer

                  No material change.

Item 2.           Identity and Background

                  No material change.

Item 3.           Source and Amount of Funds or Other Consideration

     The aggregate purchase price for the 47,000 Shares and $2,500,000 principal amount of 6.75% Senior Convertible Subordinated Notes purchased by the Reporting Person since the filing of Amendment No. 3 to the Statement was $3,198,381.90. Such Shares were acquired with general capital funds of the Reporting Person.

Item 4.           Purpose of Transaction

     In order to purchase shares and Convertible Senior Notes at what the Reporting Person considered to be favorable market prices, the Reporting Person purchased 47,000 Shares and $2,500,000 principal amount of 6.75% Senior Convertible Subordinated Notes in open market transactions, as more fully set forth in Item 5 below. The Convertible Notes are convertible at any time into Shares at a conversion ratio of $11.1946236 of principal amount per share.

Item 5.           Interest in Securities of the Issuer

     (a) To the best knowledge and belief of the Reporting Person, there were 126,597,901 Shares issued and outstanding as of June 23, 1998. As a result of the purchase described in this Amendment No. 4, the Reporting Person beneficially owns (within the meaning of Rule 13d-3) 111,390,694 Shares, constituting approximately 84.73% of the above-noted total amount of issued and outstanding Shares (assuming that 2,121,554 Shares into which Convertible Notes held by the Reporting Person are convertible and 2,750,238 Shares subject to the Report Person's option to purchase are outstanding).

     (b) Since the filing of Amendment No. 3 to the Statement, the Reporting Person acquired 47,000 Shares of common stock and $2,500,000 principal amount of 6.75% Senior Convertible Subordinated Notes which may be converted at any time into common stock at a price of $11.1946236 per share in open market transactions. Set forth below is a table identifying and describing such open market transactions:

              Shares                Price Per               Date of
            Purchased                 Share                 Purchase
-------------------------------------------------------------------------

              15,000                  $9.687                06/18/98
              22,000                  $9.772                06/19/98
              10,000                  $9.872                06/22/98


            Convertible             Price Per               Date of
               Notes                  Share                 Purchase
-------------------------------------------------------------------------

             2,500,000               $109.50                06/17/98


Item 6.           Contracts, Arrangements, Understandings
                  or Relationships with Respect to Securities of the Issuer

                  None.

Item 7.           Material to Be Filed as Exhibits

                  None.


                                   Page 1 of 3
<page4>

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 23, 1998


                                                 WESTAR CAPITAL, INC.

                                                 By: /s/ Marilyn K. Dalton
                                                     Name: Marilyn K. Dalton
                                                     Title: Secretary







                                   Page 2 of 3
<page5>

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 23, 1998



                                             WESTERN RESOURCES, INC.

                                             By:  /s/ Richard D. Terrill
                                                  Name: Richard D. Terrill
                                                  Title: Corporate Secretary




                                   Page 3 of 3
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